UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42263

iTonic Holdings Ltd

(Exact name of registrant as specified in its charter)

Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On August 26, 2026, iTonic Holdings Ltd (the “Registrant” or the “Company”) announced that it will hold its extraordinary general meeting of shareholders (the “Meeting”) on September 9, 2026 at 10:00 a.m. Hong Kong time (September 8, 2026 at 10:00 p.m. Eastern Time), as a virtual meeting conducted solely by electronic means (with no physical place of meeting). All shareholders of the Company at the close of business on August 19, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

At the Meeting, the shareholders will be asked to vote on (1) proposal one: to consider and approve as an ordinary resolution that, with effect from 12:01 a.m. Eastern Time on October 6, 2026 (the “Effective Date”), subject to (i) the Company having submitted to The Nasdaq Stock Market LLC (“Nasdaq”) the Company Event Notification Form in respect of the Share Consolidation no later than 12:00 p.m. Eastern Time on the date falling ten (10) calendar days prior to the Effective Date in accordance with Nasdaq Listing Rule 5250(e)(7), and (ii) Nasdaq not having objected to the Share Consolidation prior to the Effective Date, the Company’s issued and unissued shares shall be consolidated as follows (the “Share Consolidation”): (a) every sixteen (16) issued and unissued existing Class A Ordinary Shares of par value US$0.0001 each be consolidated into one (1) class A ordinary share of par value US$0.0016 each, (b) every sixteen (16) issued and unissued existing Class B Ordinary Shares of par value US$0.0001 each be consolidated into one (1) class B ordinary share of par value US$0.0016 each, and (c) all fractional entitlements resulting from the Share Consolidation not be issued to the shareholders of the Company and instead any fractional share that would otherwise result from the Share Consolidation be rounded up to the next whole share, such that the authorised share capital of the Company be changed from US$50,000 divided into 400,000,000 Class A Ordinary Shares of par value US$0.0001 each and 100,000,000 Class B Ordinary Shares of par value US$0.0001 each to US$50,000 divided into 25,000,000 Class A Ordinary Shares of par value US$0.0016 each and 6,250,000 Class B Ordinary Shares of par value US$0.0016 each; (2) proposal two: to consider and approve as an ordinary resolution that, immediately following the Share Consolidation becoming effective on the Effective Date, the authorised share capital of the Company be increased from US$50,000 divided into 25,000,000 Class A Ordinary Shares of par value US$0.0016 each and 6,250,000 Class B Ordinary Shares of par value US$0.0016 each to US$800,000 divided into 400,000,000 Class A Ordinary Shares of par value US$0.0016 each and 100,000,000 Class B Ordinary Shares of par value US$0.0016 each, by the creation of an additional 375,000,000 Class A Ordinary Shares of par value US$0.0016 each and 93,750,000 Class B Ordinary Shares of par value US$0.0016 each (the “Share Capital Increase”); (3) proposal three: to consider and approve as a special resolution that, subject to and with effect from the Share Consolidation and the Share Capital Increase becoming effective on the Effective Date, the Company’s existing third amended and restated memorandum and articles of association (the “Existing M&A”) be amended and restated by their deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association of the Company, in the form included as Exhibit 3.1 to this Form 6-K (the “Fourth M&A”), to reflect the Share Consolidation and the Share Capital Increase and to expressly provide that (a) the Company may by Ordinary Resolution consolidate and divide one class of Shares without consolidating or dividing any other class of Shares, (b) the rights conferred on the Members holding Shares of any class shall not be deemed to be varied solely by such consolidation and division of that class, (c) for so long as any Shares are listed on a Designated Stock Exchange and the Company has more than one Member, the quorum for a general meeting shall be one or more Members holding Shares representing not less than one-third of the votes attached to the total issued Shares carrying the right to vote at such general meeting, and (d) a notice sent by prepaid post to a recipient’s street or postal address shall be deemed to have been given on the day on which it was posted; and (4) proposal four: to consider and approve as an ordinary resolution that the authority granted by the Shareholders at the extraordinary general meeting of the Company held on December 19, 2025 to effect a share consolidation, and the conditional adoption of an amended and restated memorandum and articles of association approved at such extraordinary general meeting, be revoked and superseded in their entirety.

The notice and proxy statement relating to the Meeting, together with the accompanying form of proxy, are furnished herewith as Exhibit 99.1.

Exhibits

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association of iTonic Holdings Ltd
99.1	Notice of Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2026

iTonic Holdings Ltd

By:	/s/ Jianfei Zhang
Name:	Jianfei Zhang
Title:	Chief Executive Officer

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